October 18, 2007
Mr. William H. Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2006
Filed December 8, 2006
Dear Mr. Thompson:
     We have reviewed the SEC staff letter of comment dated September 21, 2007 concerning the above-mentioned filing. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tier subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company since the Company is the reporting entity.

Consolidated Statements of Income and Earnings Reinvested in the Business, page 63
1.	Please tell us why it is appropriate to recognize the gain on sale of oil and gas producing properties in income. Refer to Rule 4-10(c)(6)(i) of Regulation S-X.
Response:
     In fiscal 2003, the Company sold certain of its Canadian oil and gas properties. Because the sale significantly altered the relationship between capitalized costs and proved reserves attributable to its Canadian cost center, the Company recorded a $58.5 million loss in accordance with Rule 4-10 (c)(6)(i). When the sale closed in fiscal 2003, the initial proceeds received were subject to an adjustment based on actual working capital and the resolution of certain income tax matters. Those items were resolved with the buyer during fiscal 2004 and, as a result, the Company received an additional $4.6 million of sales proceeds, which reduced its loss on the transaction. The Company recorded the $4.6 million adjustment to the loss in its fiscal 2004 results (shown as Gain on Sale of Oil and Gas Producing Properties on the income statement of the Form 10-K for the Fiscal Year Ended September 30, 2006).

Note A — Summary of Significant Accounting Policies, page 67
2.	We understand that you hold investment interests in producing oil and gas wells that are not consolidated. Please disclose how you account for your partnerships, joint ventures and drilling arrangements related to oil and gas producing activities.

Otherwise, advise as appropriate. Refer to Rule 4-10(c)(6)(iii) of Regulation S-X.
Response:
     The Company will modify its disclosure in its Form 10-K for the Fiscal Year Ended September 30, 2007 under Note A — Summary of Significant Accounting Policies — Principles of Consolidation to read as follows (also see the Company’s response to comment 8 for disclosures regarding the full cost method of accounting):
     The Company consolidates its majority owned entities. The equity method is used to account for minority owned entities. All significant intercompany balances and transactions are eliminated. The Company uses proportionate consolidation when accounting for drilling arrangements related to oil and gas producing properties accounted for under the full cost method of accounting.

Revenues, page 67
3.	We note that you recognize oil and gas revenues under the entitlements method. Please tell us how you value imbalances and treat imbalances in computing the full-cost ceiling limitation. Please also tell us the amount of oil and gas imbalances and how the imbalances are classified in your consolidated balance sheets for each period presented. If significant, disclose the amount of imbalances in terms of units and value and your treatment of the same in computing the full-cost ceiling limitation. Refer to EITF 90-22. In addition, tell us whether or not the balancing arrangements meet the definition of a derivative under SFAS 133 and the reasons for your conclusion.
Response:
     The Company recorded imbalance liabilities of $1,539,561 and $826,345 at September 30, 2004 and 2005, respectively. At September 30, 2006, the Company recorded an imbalance receivable of $859,569. For all years presented, these imbalances were recorded in Other Accruals and Current Liabilities on the Consolidated Balance Sheet. The imbalances represented 0.3%, 0.2% and 0.3% of consolidated Current and Accrued Liabilities at September 30, 2004, 2005 and 2006, respectively. When an imbalance is created, the value of the imbalance is calculated using the price in effect at the time of production. A volumetric reduction in imbalances in subsequent months is valued at either the previous month’s price or a weighted average price if the imbalance has been building up over more than one month.
     The Company does not believe its imbalances are material for separate disclosure in its financial statements. Further, the Company does not believe that its balancing arrangements meet the definition of a derivative under SFAS 133. A derivative contract must have a notional amount, and the Company believes that a set notional amount cannot be determined for such type of arrangements.
4.	Please revise to describe how the timing of revenue recognition compares to the point at which ownership and risk of loss transfers to the buyer. Refer to Staff Accounting Bulletin Topic 13.
Response:
     The Company will modify its disclosure regarding Exploration and Production revenue recognition in its Form 10-K for the Fiscal Year Ended September 30, 2007 under Note A — Summary of Significant Accounting Policies — Revenues to read as follows:
     The Company’s Utility segment records revenue as bills are rendered, except that service supplied but not billed is reported as unbilled utility revenue and is included in operating revenues for the year in which service is furnished.
     The Energy Marketing segment records revenue as bills are rendered for service supplied on a calendar month basis.
     The Company’s Pipeline and Storage segment records revenue for natural gas transportation and storage services. Revenue from reservation charges on firm contracted capacity is recognized through equal monthly charges over the contract period regardless of the amount of gas that is transported or stored. Commodity charges on firm contracted capacity and interruptible contracts are recognized as revenue when physical deliveries of natural gas are made at the agreed upon delivery point or when gas is injected or withdrawn from the storage field. The point of delivery into the pipeline or injection or withdrawal from storage is the point at which ownership and risk of loss transfers to the buyer of such transportation and storage services.
     The Company’s Timber segment records revenue on lumber and log sales as products are shipped, which is the point at which ownership and risk of loss transfers to the buyer of lumber products or logs.
     The Company’s Exploration and Production segment records revenue based on entitlement, which means that revenue is recorded based on the actual amount of gas or oil that is delivered to a pipeline and the Company’s ownership interest in the producing well. If a production imbalance occurs between what was supposed to be delivered to a pipeline and what was actually produced and delivered, the Company accrues the difference as an imbalance.

Property, Plant and Equipment, page 68
5.	With respect to your oil and gas producing activities, please tell us what consideration you gave to providing separate disclosure of capitalized costs for asset categories (a) through (d) in paragraph 11 of SFAS 19. Refer to paragraph 18 of SFAS 69.
Response:
     The Company has included the disclosures required by paragraphs 18 and 19 of SFAS 69 in Note O — Supplementary Information for Oil and Gas Producing Activities under the heading Capitalized Costs Relating to Oil and Gas Producing Activities (see page 104 of the Form 10-K for the Fiscal Year Ended September 30, 2006). This disclosure shows Proved Properties of $1,884 million and Unproved Properties of $41.9 million. The Company considered the disclosures contemplated by paragraphs 11 (a) — (d) of SFAS 19, but believes that, given the nature of the full cost method of accounting, such disclosures would be of little benefit to the readers of its financial statements.
6.	Please expand your capitalization policy related to oil and gas properties to disclose that internal costs directly identified with acquisition, exploration and development activities are capitalized under the full cost method and that capitalized costs do not include any costs related to production, general corporate overhead or similar activities. Refer to Rule 4-10(c)(2) of Regulations S-X.
Response:
     The Company will modify its disclosure in its Form 10-K for the Fiscal Year Ended September 30, 2007 under Note A — Summary of Significant Accounting Policies — Property, Plant and Equipment. See our response to comment 8 below, since that comment also concerns disclosures regarding the accounting for the Company’s oil and gas properties.
7.	Please expand your accounting policy regarding the full-cost ceiling limitation to explain how you calculate the limitation on capitalized costs and how you treat the cost of investments in unproved properties and major development projects not being amortized and income tax effects related to differences between the book and tax basis of the properties. Refer to Rule 4-10(c)(4) of Regulation S-X. In addition, please disclose the effects of using cash flow hedges in calculating the ceiling limitation and the portion of future oil and gas production being hedged. The dollar amount that would have been charged to income had the effects of the cash flow hedges not been considered in calculating the ceiling limitation should be disclosed. Refer to Staff Accounting Bulletin Topic 12.D.3.b. also.

Response:
     The Company will modify its disclosure in its Form 10-K for the Fiscal Year Ended September 30, 2007 under Note A — Summary of Significant Accounting Policies — Property, Plant and Equipment. See our response to comment 8 below, since that comment also concerns disclosures regarding the accounting for the Company’s oil and gas properties.
8.	Please disclose how you assess unproved properties for impairment at least annually as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.
Response:
     The Company will modify its disclosure in its Form 10-K for the Fiscal Year Ended September 30, 2007 in Note A — Summary of Significant Accounting Policies — Property, Plant and Equipment to read as follows (this response incorporates responses to comments 2 and 6-8):
     In the Company’s Exploration and Production segment, oil and gas property acquisition, exploration and development costs are capitalized under the full cost method of accounting. Under this methodology, all costs associated with property acquisition, exploration and development activities are capitalized, including internal costs directly identified with acquisition, exploration and development activities. The internal costs that are capitalized do not include any costs related to production, general corporate overhead, or similar activities. The Company does not recognize any gain or loss on the sale or other disposition of oil and gas properties unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.
     Capitalized costs include costs related to unproved properties, which are excluded from amortization until proved reserves are found or it is determined that the unproved properties are impaired. All costs related to unproved properties are reviewed quarterly to determine if impairment has occurred. The amount of any impairment is transferred to the pool of capitalized costs being amortized.
     Capitalized costs are subject to the SEC full cost ceiling test. The ceiling test, which is performed each quarter, determines a limit, or ceiling, on a country-by-country basis on the amount of property acquisition, exploration and development costs that can be capitalized. The ceiling under this test represents (a) the present value of estimated future net cash flows, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, using a discount factor of 10%, which is computed by applying current market prices of oil and gas (as adjusted for hedging) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet, less estimated future expenditures, plus (b) the cost of unevaluated properties not being depleted, less (c) income tax effects related to the differences between the book and tax basis of the properties. If capitalized costs, net of accumulated depreciation, depletion and amortization and related deferred income taxes, exceed the ceiling at the end of any quarter, a permanent impairment is required to be charged to earnings in that quarter. In adjusting estimated future net cash flows for hedging under the ceiling test at September 30, 2007, 2006 and 2005, estimated future net cash flows were increased (decreased) by $XXX million, increased by $4.7 million, and decreased by $175.3 million, respectively. The Company’s capitalized costs exceeded the full cost ceiling for the Company’s Canadian properties at June 30, 2006 and September 30, 2006. As such, the Company recognized pre-tax impairments of $62.4 million at June 30, 2006 and $42.3 million at September 30, 2006.

Depreciation, Depletion and Amortization, page 69
9.	Please disclose the total amortization expense per equivalent unit of production for each cost center for each year presented in footnote (1). Refer to Rule 4-10(c)(7)(i) of Regulation S-X.
Response:
     The Company believes that it has met this requirement in its Form 10-K for the Fiscal Year Ended September 30, 2006 on page 106, Note O — Supplementary Information for Oil and Gas Producing Activities — Results of Operations for Producing Activities. Amortization rates per equivalent units of production for both the United States and Canada were disclosed. To clarify this matter, footnote (1) on page 69 will be modified to read as follows in the Form 10-K for the Fiscal Year Ended September 30, 2007:
     Amounts include depletion of oil and gas producing properties as well as depreciation of fixed assets. As disclosed in Note O — Supplementary Information for Oil and Gas Producing Properties, depletion of oil and gas producing properties amounted to $XXX, $1.98 and $1.72 per Mcfe of production in 2007, 2006 and 2005, respectively. Depletion of oil and gas producing properties in the United States amounted to $XXX, $1.74 and $1.58 per Mcfe of production in 2007, 2006 and 2005, respectively. Depletion of oil and gas producing properties in Canada amounted to $XXX, $2.95 and $2.36 per Mcfe of production in 2007, 2006 and 2005, respectively.

Stock Options, page 74
10.	Please tell us why the amount of cash received from the exercise of stock options exceed the total amount of proceeds from issuance of common stock reflected in the consolidated statements of cash flows for each period presented. A summary of transactions included in the “proceeds from issuance of common stock” line item in the consolidated statements of cash flows and the “common stock issued under stock and benefit plans” line items in the summary of changes in common stock equity in Note E may be useful to our understanding.
Response:
     The disclosed amount of cash received from the exercise of stock options in Note A represents proceeds received by the Company for option exercises transacted via cash payment. The statement of cash flows reports “proceeds from the issuance of common stock” as proceeds received for all options exercised during the period net of the fair value of shares of common stock surrendered and canceled in lieu of cash payment for either the option exercise (i.e., cashless exercise) or associated income taxes. Provided below is a reconciliation of cash received from the exercise of stock options per Note A to what was presented in the statement of cash flows and what was presented in Note E.

Proceeds from issuance of common stock (for the period ended 9/30/2006):
(in thousands of dollars)
Exercise of Stock Options (Cash proceeds — Note A)	$30,095
Exercise of Stock Options (Stock for Stock)	19,821
Shares surrendered and canceled for option exercise and taxes	(26,184)
Shares surrendered and canceled for restricted stock taxes	(393)

Proceeds from issuance of common stock per Statement of Cash Flows	$23,339
Add: non-cash change to common stock equity:
Director Stock Plan expense	282
Excess tax benefits associated with Stock-Based Compensation	6,515

Common Stock Issued Under Stock and Benefit Plans	$30,136
(equal to the sum of $1,572 plus $28,564 from p.82 – Note E)

Proceeds from issuance of common stock (for the period ended 9/30/2005):
(in thousands of dollars)
Exercise of Stock Options (Cash proceeds — Note A)	$24,768
Exercise of Stock Options (Stock for Stock)	18,486
Shares surrendered and canceled for option exercise and taxes	(22,588)
Shares surrendered and canceled for restricted stock taxes	(387)

Proceeds from issuance of common stock per Statement of Cash Flows	$20,279
Add: non-cash change to common stock equity:
Restricted Stock Plan expense	433
Director Stock Plan expense	234
APB 25 tax adjustment	3,749

Common Stock Issued Under Stock and Benefit Plans	$24,695
(equal to the sum of $1,369 plus $23,326 from p.82 – Note E)

Proceeds from issuance of common stock (for the period ended 9/30/2004):
(in thousands of dollars)
Exercise of Stock Options (Cash proceeds — Note A)	$16,450
Exercise of Stock Options (Stock for Stock)	12,335
Shares surrendered and canceled for option exercise and taxes	(14,608)
Employee 401(k) purchases	2,238
Dividend Reinvestment and Customer Purchase plans	7,454
Shares surrendered and canceled for restricted stock taxes	(106)

Proceeds from issuance of common stock per Statement of Cash Flows	$23,763
Add: non-cash change to common stock equity:
401(k) Employer Match	3,160
Restricted Stock Plan expense	713
Director Stock Plan expense	197
APB 25 tax adjustment	1,480

Common Stock Issued Under Stock and Benefit Plans	$29,313
(equal to the sum of $1,552 plus $27,761 from p.82 – Note E)

Note B — Asset Retirement Obligations, page 76
11.	Please disclose how the adoption of SFAS 143 impacts your accounting for oil and gas operations, including how its adoption affected your calculation of the full-cost ceiling limitation and depreciation, depletion and amortization. Refer to Staff Accounting Bulletin Topic 12.D.4.a and 4.b.
Response:
     The Company will modify its disclosure in its Form 10-K for the Fiscal Year Ended September 30, 2007 regarding Exploration and Production asset retirement obligations to read as follows:
     The Company accounts for asset retirement obligations in accordance with the provisions of SFAS 143. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the estimated cost of retiring the asset as part of the carrying amount of the related long-lived asset. Over time, the liability is adjusted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.
     As previously disclosed, the Company follows the full cost method of accounting for its exploration and production costs. Upon the adoption of SFAS 143 on October 1, 2002, the Company recorded an asset retirement obligation representing plugging and abandonment costs associated with the Exploration and Production segment’s crude oil and natural gas wells and capitalized such costs in property, plant and equipment (i.e., the full cost pool). Prior to the adoption of

     SFAS 143, plugging and abandonment costs were accounted for solely through the Company’s units-of-production depletion calculation. An estimate of such costs was added to the depletion base, which also included capitalized costs in the full cost pool and estimated future expenditures to be incurred in developing proved reserves. With the adoption of SFAS 143, plugging and abandonment costs are already included in capitalized costs and the units-of-production depletion calculation has been modified to exclude from the depletion base any estimate of future plugging and abandonment costs that are already recorded in the full cost pool.
     The full cost method of accounting provides a limit to the amount of costs that can be capitalized in the full cost pool. This limit is referred to as the full cost ceiling. Prior to the adoption of SFAS 143, in calculating the full cost ceiling, the Company reduced the future net cash flows from proved oil and gas reserves by the estimated plugging and abandonment costs. Such future net cash flows would then be compared to capitalized costs in the full cost pool, with any excess capitalized costs being expensed. With the adoption of SFAS 143, since the full cost pool now includes an amount associated with plugging and abandoning the wells, the calculation of the full cost ceiling has been changed so that future net cash flows from proved oil and gas reserves are no longer reduced by the estimated plugging and abandonment costs.
     It is the Company’s understanding that the disclosure required by Staff Accounting Bulletin Topic 12.D.4.a and 4.b would only be required once in its financial statements.

Note O — Supplementary Information for Oil and Gas Producing Activities, page 104
12.	Please disclose when costs related to unproved properties excluded from capitalized costs being amortized are transferred into the amortization base. Refer to Rule 4-10(c)(3)(ii)(C) of Regulation S-X.
Response:
     The Company performs a quarterly evaluation of its unproved properties. The Company will modify its disclosures in its Form 10-K for the Fiscal Year Ended September 30, 2007 under Note O to read as follows:
     Costs related to unproved properties are excluded from amortization until proved reserves are found or it is determined that the unproved properties are impaired. All costs related to unproved properties are reviewed quarterly to determine if impairment has occurred. The amount of any impairment is transferred to the pool of capitalized costs being amortized.
     As we have done in the past, we will also disclose a summary of such costs excluded from amortization at September 30, 2007.

Exhibit 23.3 — Consent of Independent Registered Public Accounting Firm
13.	Please amend the filing to include a signed consent from your independent registered public accounting firm.
Response:
     The Company inadvertently forgot to place a conformed signature on the Consent of Independent Registered Public Accounting Firm that was filed as an exhibit to the Form 10-K for the Year Ended September 30, 2006. Attached is a copy of the consent that we received from PricewaterhouseCoopers LLP. Please advise whether this is sufficient or you would like us to file an actual amendment.
     If you have any questions on any of our responses, please direct them to Karen Camiolo at (716) 857 — 7344 or by email at camiolok@natfuel.com.

Sincerely, NATIONAL FUEL GAS COMPANY
By:	/s/ R.J. Tanski
R.J. Tanski
Treasurer and Principal Financial Officer

ATTACHMENT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333‑123654, 333‑85711, and 333‑102200) and Form S‑8 (Nos. 2‑94539, 33‑49693, 333‑03055, 333‑51595, 333‑55124, 333‑102211, 333‑102220, 333‑117131 and 333‑117132) of National Fuel Gas Company of our report dated December 7, 2006 relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10‑K.
PricewaterhouseCoopers LLP
Buffalo, New York
December 8, 2006